1047223

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02026428

REGISTRANT'S NAME Nichirei Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
P THOMSON FINANCIAL

FILE NO. 82- 4664 FISCAL YEAR 3-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 1-18-02

NICHIEI CO., LTD.



Profile

Founded in 1970, Nichiei Co., Ltd., has developed as a financial institution that specializes in the stable supply of funds to small and medium-sized firms, which underpin the foundation of the Japanese economy. We have utilized our position as a general financial institution that serves as an incubator of small- and medium-sized enterprises to complement bank lending activities, and has striven to grow through its management philosophy of a "spirit of mutual cooperation."

Our mainstay products are "commercial note discounting" and "loans on notes." We provide services through 110 offices nationwide.

Our shares are currently listed on the Tokyo Stock Exchange and Osaka Securities Exchange. In October 1999, we debuted on the Frankfurt Stock Exchange.

Contents

Financial Highlights

Nichiei Co., Ltd. and its Subsidiary

	Millions of yen		*Thousands of U.S. dollars*
	2000	**2001**	**2001**
For the Year			
Operating revenues	¥118,471	**¥62,770**	**$506,618**
Operating income (loss)	23,089	**(40,678)**	**(328,314)**
Net income (loss)	(14,229)	**(39,896)**	**(322,005)**
At Year-end			
Loans and discounted commercial notes	¥355,632	**¥303,476**	**$2,449,365**
Total assets	536,737	**365,747**	**2,951,950**
Total shareholders' equity	204,474	**165,042**	**1,332,051**
Per Share (in single yen and U. S. dollars)			
Net income	¥ (215.4)	**¥ (602.1)**	**$ (4.9)**
Cash dividend	75.0	**10.0**	**0.1**
Shareholders' equity	3,095.92	2,432.24	19.6

Note: The U.S. dollar amounts represent translation of yen amounts at the rate of ¥123.90=US$1.00, the exchange rate at March 31, 2001

A Message from the President



President and CEO
Ryuichi Matsuda

Based on the "spirit of mutual cooperation," our management philosophy since our inception, we have supported the growth of small and medium-sized firms as a good partner and continued to devote ourselves to contributing to the vitalization of local economic activities. However, in the current business term, we were compelled to curtail our business in response to criticism about our marketing activities following the scandal concerning a subsidiary's practices in collecting bad loans. Coupled with the increase in bad loans, our business performance deteriorated in the current term to regrettably post broad losses. Despite these conditions, we have cancelled a portion of our own shares to improve share value and return profit to shareholders. Although we skipped interim dividends, we paid, though smaller, year-end dividends of 10 yen per share.

Confronting Issues and Medium- and Long-term Management Strategy

Amid the severe management environment, the Nichiei Group's (consolidated) management themes for the time being is to endeavor to regain market trust, strengthen our financial basis and eliminate the cumulative losses at our subsidiary, Nihonshinyouhoshou Corporation.

Specifically, in regards to fund procurement, we will boost our funding capabilities by diversifying procurement sources and methods. In the management realm, we will focus on risk diversification by providing smaller lots of financing to client companies for loans on notes and increasing the balance of commercial note discounting. Amid increased competition with entrants from other industries, we will develop new products that adapt to the new era, find new sales channels and conduct other marketing activities that will win support from customers in our endeavor to recover societal trust. As for collection of problem loans, we will promote lawful collection, strive to improve collection rates and gradually diminish default costs.

Enforcement of a Management Control Organization

In March 2000, we set up the Compliance Committee to improve business operations and further solidify the corporate climate for compliance. Members of this Committee include outside lawyers and consultants are allowed to attend the board meetings and state their opinions there. The Committee is proving a success at restraining in-house activities through the provision of advice concerning administrative policies and other measures.

We are also applying the opinions of shareholders and customers, received through channels such as our Website, as valuable guides for management and are endeavoring to disclose important company information in a timely and appropriate manner. We are additionally stepping up efforts to secure transparent management and fulfill our role as a corporate citizen.

Targeted Management Indicators

We attach importance in our management to the value of loans to individual companies as an indicator for risk diversification through loans in smaller lots. We also use the return on assets (ROA) as an indicator for strengthening the financial constitution and return on earnings (ROE) as an indicator for improving shareholder value.

We are ready to implement marketing activities that are recognized and supported by customers as those of a corporate citizen and to endeavor to establish a healthy and resilient management constitution through the combined efforts of our entire company. We are truly grateful for your consistent support, and ask that you continue it as we further strive to meet your expectations.

June 2001

Ryuichi Matsuda
President and Chief Executive Officer

Nichiei's Services



We continue to contribute to the vitalization of local economic activities as a partner for small and medium-sized firms via services provided through our network of 110 offices nationwide.

Commercial Note Discounting

We have offered commercial note discounting, a core product, since its inception. Commercial notes are used in transactions among companies as a means for paying for goods or services. When a customer who owns a commercial note requires funds before the payment due date, the Company buys the commercial note from the customer after deducting interest (discount fee) up to the date of maturity. This is called commercial note discounting. We only accept commercial notes that meet screening criteria based on our own credit checks. Our customers are diverse and range from small firms to listed companies. As a general rule, a guarantee by Nihonshinyouhoshou Corporation, our wholly owned subsidiary, is required.

Loans on Notes

When providing loans on notes, we independently investigate and determine the loan amount according to creditworthiness of the customer based on the customer's credit ranking. Loans are extended when the loan applicant submits a promissory note drawn on the applicant (collection by bank on date of maturity). Because the loan is unsecured and the risk is high, the loan in principle requires a guarantor and is repaid as a lump sum or installments within six months. Loans must be guaranteed by Nihonshinyouhoshou Corporation.

In addition to such existing products, we are developing new products that suit the changing times and are opening new sales channels in order to meet customer needs. We will continue to put the customer first and implement marketing activities that aim to gain support from customers.

Fluctuation in Financing Balance by Product Type


Discounted Commercial Notes
Loans on Notes
Loans on Deeds
¥268,262million
¥71,488million
¥15,882million
2000
¥185,759million
¥104,707million
¥13,010million
2001

Fluctuation in Share of Loans


2001
58.8%
41.2%
2000
78.7%
21.3%
Loans
Discounted Commercial Notes

Overview of Nichiei Group

(1) The Nichiei Group's primary business is the provision of financial and peripheral services.
(2) Nichiei Co., Ltd. has one subsidiary: Nihonshinyouhoshou Corporation.
(3) Nichiei businesses of Nichiei Group companies are as follows.
(a) The Company provides short-term loans (mainly bills with guarantees) and discounted commercial notes to businesses, and also is engaged in the real estate rental business.
(b) Nihonshinyouhoshou Corporation provides guarantees to complement the creditworthiness of our customers, which are small and medium-sized businesses.

The relationships between Nichiei Group members are shown below.



Customers
(small and medium-sized companies)
Loans, discounted notes
(bills with guarantees)
(Commercial note
discounting)
Interest
Dept guarantees
Guarantee fees
Subrogated payments
(Fulfillment of guaranteed debt)
Nichiei Co., Ltd.
Nihonshinyouhoshou Corporation
Real estate rental

Review of Operations



Environment and Response

In the first half of the current term, the Japanese economy showed signs of a mild recovery against the backdrop of favorable business performances at some firms. Despite such sign the economic situation remains grave as exports and production stagnated following the slowdown of the U.S. economy. This has aroused greater concerns about the future course of the Japanese economy. In particular, the number of bankruptcies among small and medium-sized firms is increasing due to sluggish sales and difficulties in fund procurement, highlighting the extremely severe management environment they are in.

On the other hand, the environment surrounding us has been severe following reductions in upper limits to interest rates in line with the revision of the "law concerning the receipt of investments and handling of deposits and interest," changes in the nature of fund procurement from mainstream financial institutions and other elements. Within this environment, we initiated marketing activities based on "compliance" as well as implemented operational measures based on the pillars of improving management efficiency, recovery of sound assets and stabilization of fund procurement.



Cash Flow Conditions

The cash flows from operating activities in the concerned fiscal year on a consolidated basis resulted in significant losses. As in the previous year, commercial loans were reduced. We also depreciated debt to failed borrowers. Net cash provided by operating activities, however, was 58,870 million yen (148,245 million yen in fiscal 2000). Net cash used in investing activities was 523 million yen (1,212 million yen in fiscal 2000). This decrease was mainly attributable to the investment fund —"NM No.1 Joint Venture." Net cash used in financing activities was 109,250 million yen (76,313 million yen in fiscal 2000). This decrease was primarily due to dept repayment. As a result, cash and cash equivalents at year-end decreased by 50,903 million yen to 27,434 million yen.



Outlook

In the year ending in March 2002, the Nichiei Group expects stable fund procurement thanks to progress in diversification, such as direct procurement from the market. As for asset management, the Nichiei Group expects that the effects of risk diversification achieved by reducing the size of loans on notes, will become visible and the occurrence of problem loans will gradually diminish. As for commercial notes, we plan to reinforce screening and risk control and increase the balance of mainly high-grade notes.

There is, however, no room for optimism as the situation for small and medium-sized enterprises, our clients, is foreseen to remain severe amid the protracted economic slump. Under such circumstances, for the full year to March 2002, we forecast a consolidated income before income taxes of 2.5 billion yen and a consolidated net income of 1.5 billion yen, on consolidated operating revenue of 58 billion yen.

Risk Management

Risk Control and Compliance Issues

The Company has reconfirmed that compliance is the premise for our establishing a risk management system and that further solidifying a corporate climate that attaches importance to compliance and conducting fair operations management are the origin of the "spirit of mutual cooperation," the management philosophy since our inception.

In order for us to take such a stand and ensure that these actions are taken, we have established the Compliance Committee, which also includes outside lawyers. Through regular meetings with the Committee, we are receiving guidance on compliance efforts.

Specific measures in the realm of educational activities include various training and in-house corresponding courses for all employees, including new hires, designed to thoroughly entrench an awareness and understanding concerning compliance. In order to directly link opinions and troubles of employees to management, we have set up a telephone hotline for employees and an exclusive e-mail address with the Compliance Office (Corporate Planning Division).

In the current term, we have reflected on the valuable opinions from all of you in our marketing activities, regarding them as management guides, and have created a mechanism in which we can listen to your opinions more than ever by revising our Website. We will continuously seek to thoroughly entrench the compliance mentality and strive to function in harmony with society.

Compliance Committee Organization Chart

Compliance Committee

3 lawyers

Administrative Office
Corporate Planning Division

Compliance Task Force

- Leader: Corporate Planning Division General Manager
- Member: Legal Department General Manager
- Member: Public Relations Department General Manager
- Member: Inspection Department General Manager
- Member: Business Training Department General Manager
- Member: Human Resources Department General Manager
- Member: Nihonshinyouhoshou Legal Department General Manager
- Member: Nihonshinyouhoshou Inspection Department General Manager

Consolidated Balance Sheets

Nichiei Co., Ltd. and its Subsidiary

As of March 31, 2000 and 2001	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2001
Assets			
Current assets:			
Cash and bank deposits (Note 9)	¥ 78,347	**¥ 27,434**	**$ 221,421**
Deposits (Notes 5 and 9)	11,412	**11,843**	**95,584**
Notes receivable (Note 6)	40,011	**6,393**	**51,602**
Loans and discounted commercial notes (Notes 3, 4 and 9)	355,632	**303,476**	**2,449,365**
Marketable securities (Notes 8 and 9)	583	**—**	**—**
Deferred income taxes (Note 11)	9,049	**12,107**	**97,713**
Other current assets (Notes 9 and 16)	23,848	**733**	**5,910**
Less: allowance for doubtful accounts (Note 7)	(45,365)	**(59,764)**	**(482,357)**
Total current assets	473,517	**302,222**	**2,439,238**
Property and equipment, at cost (Note 9):			
Land	31,617	**31,617**	**255,183**
Buildings and structures	23,064	**23,104**	**186,475**
Vehicles	0	**—**	**—**
Furniture and fixtures	427	**395**	**3,188**
Less: accumulated depreciation	(5,722)	**(6,817)**	**(55,019)**
Construction in progress	42	**98**	**786**
Total property and equipment	49,428	**48,397**	**390,613**
Investments and other assets:			
Investments in securities (Notes 8 and 9)	3,055	**5,601**	**45,204**
Investment in non-consolidated subsidiaries	800	**—**	**—**
Loans to borrowers under bankruptcy proceedings (Note 4)	32,423	**3,044**	**24,572**
Deferred income taxes (Note 11)	675	**1,906**	**15,387**
Other assets (Notes 9 and 16)	8,720	**7,118**	**57,446**
Less: allowance for doubtful accounts (Note 7)	(32,423)	**(3,059)**	**(24,690)**
Total investments and other assets	13,250	**14,610**	**117,919**
Deferred assets:			
Bond issue expenses	542	**518**	**4,180**
	¥536,737	**¥365,747**	**$2,951,950**

The accompanying notes are an integral part of these statements.

As of March 31, 2000 and 2001	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2001
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term debt (Note 9)	¥126,815	**¥ 30,170**	**$ 243,503**
Current portion of long-term debt (Note 9)	46,906	**21,996**	**177,533**
Income taxes payable	10,484	**74**	**598**
Deferred revenues	30,744	**7,724**	**62,339**
Other current liabilities (Note 16)	3,076	**1,950**	**15,741**
Total current liabilities	218,025	**61,914**	**499,714**
Non-current liabilities:			
Long-term debt (Note 9)	113,735	**135,098**	**1,090,383**
Other non-current liabilities (Note 10)	503	**3,693**	**29,802**
Total non-current liabilities	114,238	**138,791**	**1,120,185**
Total liabilities	332,263	**200,705**	**1,619,899**
Shareholders' equity (Note 14):			
Common stock, par value ¥50 per share: Authorized: 190,000,000 shares as of March 31, 2000, and 188,480,800 shares as of March 31, 2001; Issued and outstanding: 66,053,032 shares and 67,855,899 shares as of March 31, 2000 and 2001, respectively	42,052	**43,527**	**351,308**
Additional paid-in capital	44,474	**45,949**	**370,856**
Retained earnings	117,961	**74,447**	**600,861**
Unrealized gains on other securities	—	**1,119**	**9,030**
	204,487	**165,042**	**1,332,055**
Treasury stock, at cost: 6,547 shares and 410 shares as of March 31, 2000 and 2001, respectively	(13)	**(0)**	**(4)**
Total shareholders' equity	204,474	**165,042**	**1,332,051**
	¥536,737	**¥365,747**	**$2,951,950**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Nichiei Co., Ltd. and its Subsidiary

For the Three Years ended March 31, 1999, 2000 and 2001	Millions of yen 1999	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2001
Operating revenues:				
Interest income on loans	¥ 82,376	¥ 66,729	¥ 31,626	$ 255,254
Discount fees	2,819	2,898	7,948	64,148
Guarantee commissions	36,095	26,806	15,452	124,715
Commissions earned	30,405	21,448	7,225	58,316
Other revenues	339	590	519	4,185
	152,034	118,471	62,770	506,618
Operating expenses:				
Finance cost for operating activities	8,313	12,071	5,570	44,954
Selling, general and administrative expenses (Note 15)	75,488	81,156	96,394	778,001
Commissions paid	1,392	1,712	1,026	8,278
Other expenses	350	443	458	3,699
	85,543	95,382	103,448	834,932
Operating income (loss)	66,491	23,089	(40,678)	(328,314)
Non-operating income (expenses):				
Dividend income	65	114	67	538
Interest expenses	(836)	(1,484)	(1,168)	(9,428)
Bond issue expense	(430)	(483)	(661)	(5,334)
Loss on sales of marketable securities and investments in securities	(11)	(22)	—	—
Loss on write-down of marketable securities and investments in securities	(394)	(145)	(47)	(381)
Gain on redemption of bonds	—	354	4,319	34,858
Loss on disposal of property and equipment	(2)	(598)	(14)	(112)
Prior-year guarantee commissions	—	(9,750)	—	—
Prior-year commissions earned	—	(8,726)	—	—
Loss on termination of derivative financial arrangements	—	(1,696)	—	—
Loss on valuation of derivative contracts	—	—	(3,768)	(30,413)
Loss on termination of securitization of notes receivable	—	—	(2,702)	(21,810)
Other, net	20	(199)	137	1,114
	(1,588)	(22,635)	(3,837)	(30,968)
Income (loss) before income taxes	64,903	454	(44,515)	(359,282)
Income taxes (Note 11):				
Current	31,807	20,888	461	3,724
Deferred	—	(6,205)	(5,080)	(41,001)
Total income taxes	31,807	14,683	(4,619)	(37,277)
Net income (loss)	¥ 33,096	¥ (14,229)	¥ (39,896)	$(322,005)

	Yen			U.S. dollars (Note 1)
Per share (Note 2):				
Basic net income (loss)	¥ 507.3	¥ (215.4)	¥ (602.1)	$ (4.9)
Diluted net income	502.0	—	—	—
Cash dividends	75.0	75.0	10.0	0.1

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Nichiei Co., Ltd. and its Subsidiary

Years ended As of March 31, 1999, 2000 and 2001	Number of Shares issued (thousands)	Millions of yen Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Treasury stock at cost
Balance as of March 31, 1998	60,046	¥42,042	¥44,464	¥105,666	¥ —	¥ (7)
Net income for the year	—	—	—	33,096	—	—
Cash dividends	—	—	—	(4,863)	—	—
Directors' bonuses	—	—	—	(53)	—	—
Stock splits (1.1 for 1)	6,004	—	—	—	—	—
Net changes in treasury stock	—	—	—	—	—	(15)
Balance as of March 31, 1999	66,050	42,042	44,464	133,846	—	(22)
Net income (loss) for the year	—	—	—	(14,229)	—	—
Deferred income taxes						
–Cumulative effects for prior years	—	—	—	3,519	—	—
Cash dividends	—	—	—	(5,119)	—	—
Directors' bonuses	—	—	—	(56)	—	—
Conversion of convertible bonds to common stock	3	10	10	—	—	—
Net changes in treasury stock	—	—	—	—	—	9
Balance as of March 31, 2000	66,053	42,052	44,474	117,961	—	(13)
Net income (loss) for the year	—	—	—	(39,896)	—	—
Cash dividends	—	—	—	(2,477)	—	—
Directors' bonuses	—	—	—	—	—	—
Conversion of convertible bonds to common stock	3,322	1,475	1,475	—	—	—
Unrealized gains on other securities	—	—	—	—	1,119	—
Common stock repurchased and cancelled	(1,519)	—	—	(1,141)	—	—
Net changes in treasury stock	—	—	—	—	—	13
Balance as of March 31, 2001	**67,856**	**¥43,527**	**¥45,949**	**¥ 74,447**	**¥1,119**	**¥ (0)**

	Number of Shares issued (thousands)	Thousands of U.S. dollars (Note 1) Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Treasury stock at cost
Balance as of March 31, 2000	66,053	$339,403	$358,951	$952,067	$ —	$(104)
Net income (loss) for the year	—	—	—	(322,005)	—	—
Cash dividends	—	—	—	(19,990)	—	—
Directors' bonuses	—	—	—	—	—	—
Conversion of convertible bonds to common stock	3,322	11,905	11,905	—	—	—
Unrealized gains on other securities	—	—	—	—	9,030	—
Common stock repurchased and cancelled	(1,519)	—	—	(9,211)	—	—
Net changes in treasury stock	—	—	—	—	—	100
Balance as of March 31, 2001	**67,856**	**$351,308**	**$370,856**	**$600,861**	**$9,030**	**$ (4)**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Nichiei Co., Ltd. and its Subsidiary

	Millions of yen			Thousands of U.S. dollars (Note 1)
For the Three Years ended March 31, 1999, 2000 and 2001	1999	2000	**2001**	**2001**
Cash flows from operating activities:				
Income (loss) before income taxes	¥64,903	¥ 454	**¥(44,515)**	**$(359,282)**
Adjustments for:				
Depreciation and amortization	2,133	3,482	**3,863**	**31,180**
Increase/(decrease) in allowance for doubtful accounts	14,405	18,242	**(14,965)**	**(120,783)**
Dividend income	(65)	(114)	**(67)**	**(538)**
Interest expenses	836	1,484	**1,168**	**9,428**
Loss on write-down of marketable securities and investments in securities	394	145	**47**	**381**
Gain on redemption of bonds	—	(354)	**(4,319)**	**(34,858)**
Loss on disposal of property and equipment	2	535	**14**	**112**
Loss on valuation of derivative contracts	—	—	**3,768**	**30,413**
Loss on termination of securitization of notes receivable	—	—	**2,702**	**21,810**
Other non-cash items	(56)	(29)	**359**	**2,895**
Changes in assets and liabilities:				
Decrease/(increase) in deposits	(10,960)	(452)	**(431)**	**(3,475)**
Decrease/(increase) in notes receivable	(63,003)	22,991	**33,618**	**271,331**
Decrease/(increase) in loans and discounted commercial notes	(37,746)	166,577	**52,155**	**420,946**
Increase/(decrease) in short-term borrowing due to securitization of loans on notes and discounted commercial notes	37,708	7,242	**12,030**	**97,094**
Decrease/(increase) in other current assets	(3,230)	(16,757)	**19,943**	**160,955**
Decrease/(increase) in non-performing loans	182	9,026	**—**	**—**
Decrease/(increase) in loans to borrowers under bankruptcy proceedings	—	(32,423)	**29,378**	**237,111**
Decrease/(increase) in other non-current assets	(49)	(3,022)	**457**	**3,691**
Increase/(decrease) in deferred revenue	14,840	2,326	**(23,020)**	**(185,795)**
Increase/(decrease) in other current liabilities	652	(1,755)	**(1,247)**	**(10,065)**
Increase/(decrease) in other non-current liabilities	(651)	(842)	**(192)**	**(1,550)**
Other, net	(54)	(56)	**95**	**761**
Cash generated from operations	20,241	176,700	**70,841**	**571,762**
Dividend received	65	114	**67**	**538**
Interest paid	(856)	(1,496)	**(1,167)**	**(9,418)**
Income taxes paid	(35,885)	(27,073)	**(10,871)**	**(87,742)**
Net cash provided by (used in) operating activities	(16,435)	148,245	**58,870**	**475,140**
Cash flows from investing activities:				
Decrease/(increase) in bank deposits with a maturity over three months	261	(10)	**10**	**81**
Acquisition of property and equipment	(4,520)	(729)	**(154)**	**(1,246)**
Decrease/(increase) in investments in securities and other	(706)	34	**(250)**	**(2,018)**
Decrease/(increase) in other non-current assets	(550)	(507)	**(129)**	**(1,041)**
Net cash used in investing activities	(5,515)	(1,212)	**(523)**	**(4,224)**
Cash flows from financing activities:				
Borrowing of long-term loans from banks and others	37,949	17,300	**—**	**—**
Repayments of long-term loans from banks and others	(55,820)	(61,059)	**(43,397)**	**(350,256)**
Proceeds from issuance of bonds	—	34,069	**27,406**	**221,200**
Proceeds from issuance of convertible bonds	48,711	—	**—**	**—**
Redemption of bonds	(1,500)	(10,846)	**(23,481)**	**(189,517)**
Increase/(decrease) in short-term borrowing	(44,174)	(50,644)	**(66,175)**	**(534,100)**
Cash dividends	(4,863)	(5,120)	**(2,467)**	**(19,914)**
Repurchases of common stock	—	—	**(1,141)**	**(9,211)**
Decrease/(increase) in treasury stock	(0)	(13)	**5**	**40**
Net cash used in financing activities	(19,697)	(76,313)	**(109,250)**	**(881,758)**
Change in cash and cash equivalents	(41,647)	70,720	**(50,903)**	**(410,842)**
Cash and cash equivalents at beginning	49,264	7,617	**78,337**	**632,263**
Cash and cash equivalents at end	¥ 7,617	¥ 78,337	**¥ 27,434**	**$ 221,421**

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Nichiei Co., Ltd. (the "Company") and its consolidated subsidiary, Nihonshinyouhoshou Corporation (together, "Nichiei") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of the Kanto Finance Bureau in Japan have been reclassified and/or recapitulated for the convenience of readers outside Japan.

Preparation and disclosure of consolidated statements of cash flows became compulsory from the year ended March 31, 2000 due to the changes in Japanese accounting standards. The cash flow information previously reported has been retroactively adjusted for the purposes of inclusion in the accompanying consolidated financial statements.

The Order concerning Accounting and Reporting for Certain Finance Providers ("the Order") introduced new disclosure requirements and become compulsory during the year ended March 31, 2000 and the accompanying consolidated financial statements and the notes thereto have been prepared to reflect the requirements of the Order. Retroactive reclassification has been made to finance cost for operating activities in the accompanying consolidated statements of income for the years ended prior to March 31, 2000.

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements and the notes thereto are included solely for the convenience of readers outside Japan. The rate of ¥123.90 = U.S.$1, the rate of exchange on March 31, 2001, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that or any rate. 1

2. Significant Accounting Policies

(a) Scope of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary, Nihonshinyouhoshou Corporation. There are no unconsolidated subsidiaries for sale for the year ended March 31, 2001. Intercompany balances, transactions and unrealized profits have been eliminated in consolidation.

(b) Recognition of Revenues

Nichiei provides several types of loans to small and medium-sized businesses.

1. Interest income on loans: Interest for the entire term of the loans on notes is received in the form of promissory notes at the inception of the loans, and Nichiei recognizes interest income on loans using the straight-line method over the respective terms of the loans on notes.
2. Discount fees: The Company purchases commercial notes from customers. Discount fees on purchases of such commercial notes are recognized as revenue on an accrual basis over the periods ending at the maturity dates of such commercial notes.
3. Guarantee commissions and Commissions earned: Guarantee commissions charged by the consolidated subsidiary and commissions earned by Nichiei are recognized as revenue on an accrual basis.

(c) Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided for in an amount equal to the estimated uncollectible portion of defaulted loans and discounted commercial notes, such estimates being made based on statistical data on past default records and the probability of collection of defaulted loans and discounted commercial notes.

(d) Property and Equipment

Depreciation is computed by the declining balance method, except for buildings acquired after April 1, 1998 to which the straight-line method is applied, at rates based on the estimated useful lives of assets.

Estimated useful lives of the assets are principally as follows:

Buildings and structures: 3 to 50 years.

Furniture and fixtures: 3 to 20 years.

(e) Computer Software

Amortization of computer software, which is included in "Other assets", is principally computed on the straight-line method over 5 years, that being the estimated useful life.

(f) Bond Issue Expense

Bond issue expense of Nichiei is capitalized and amortized on the straight-line method over the period of 3 years as permitted by the Japanese Commercial Code or the life of the bond, whichever is shorter.

(g) Lease Transactions

Where the financing leases do not transfer ownership of leased property to the lessee, the leased property is not capitalized and the related rental expenses are charged to income in the periods in which they are incurred.

(h) Financial Instruments

Until the year ended March 31, 2000, securities listed on stock exchanges are stated at the lower price of cost or market, cost being determined by the moving-average method. Write-down to market value is made individually. Other securities are stated at cost determined by the moving-average method.

Effective from the year ended March 31, 2001, the Company adopted the new Japanese accounting standard for financial instruments, which is effective for periods beginning on or after April 1, 2000. As a result of adopting the new standard, loss before income taxes for the year ended March 31, 2001 has increased by 3,336 million yen, as compared with the amount that would have been reported if the previous standard had been applied consistently.

1. Derivatives

Under the new standard, all derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise, except for derivatives that are designated as "hedging instruments" (see 3. Hedge Accounting below).

2. Securities

Securities under the new standard are classified into four categories;

Trading securities, which are held for the purpose of generating profits on short-term differences in prices, are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Held-to-maturity debt securities that the Company and its subsidiaries have intent to hold to maturity are stated at cost after accounting for premium or discount on acquisition, which is amortized over the period to maturity.

Investments of the Company in equity securities issued by unconsolidated subsidiaries and affiliates are accounted for by the equity method, with the exception of investments in certain unconsolidated subsidiaries and affiliates, which are stated at cost because the effect of applying the equity method would be immaterial.

Other securities for which market quotations are available are stated at fair value. Net unrealized gains or losses on these securities are reported as a separate item in the shareholders' equity at a net-of-tax amount.

Other securities for which market quotations are unavailable are stated at cost, except as stated in the paragraph below.

In cases where the fair value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliates or other securities has declined significantly, and such impairment of the value is not deemed temporary. Those securities are written down to the fair value, and the resulting losses are included in net profit or loss for the period.

Under the new standard, trading and debt securities due within one year are presented as "current", and all the other securities are presented as "non-current". The securities held by the Company and its subsidiaries have been reclassified as of April 1, 2000 (the beginning of year). As a result of such reclassification, the securities in the current portfolio have decreased by ¥583 million ($4,707 thousand), and the securities in the non-current portfolio have increase by the same amount.

3. Hedge Accounting

The interest rate swaps, which qualify for hedge accounting and meet specific matching criteria, are not remeasured at market value, but the amounts paid or received under the swap agreements are recognized and included in interest expenses or income.

(i) Income Taxes

The company computed and recorded income taxes currently payable based upon taxable income determined in accordance with applicable tax laws.

(j) Retirements and Severance Benefits

From the year ended March 31, 2001, the Company adopted the Financial Accounting Standard for Retirement and Severance Benefits.

The Company and its subsidiary are calculated the reserve for employee retirement and severance benefits with estimated amounts on the basis of the cost of retirement benefit and pension plan assets at the end of the fiscal year. Cumulative effect of change was immaterial and was charged to income.

Benefits under the plan are generally based on the current rate of base monthly salary, expected length of service and certain other factors.

(k) Securitization of Discounted Commercial Notes and Loans on Notes

Securitization of discounted commercial notes and loans on notes is accounted for as financial transactions whereas that of loans on notes is accounted for as a transfer of receivables. Accordingly, the amount of loans on notes transferred is excluded from loans and discounted commercial notes in the accompanying consolidated balance sheets. The related loss incurred is included in finance cost for operating activities in the accompanying consolidated statements of income.

(l) Basic Net Income (Loss), Diluted Net Income and Cash Dividends per Share

Net income (loss) per share is computed based on the weighted-average number of shares of common stock outstanding during each year, retroactively adjusted for stock splits of common stock.

The amounts of cash dividends are such dividends declared as applicable to the respective periods.

Diluted net income per share assumes the dilution that could occur if all the convertible bonds were converted, resulting in the issuance of common stock.

(m) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows consist of cash on hand, bank deposits able to be withdrawn on demand and short-term investments with an original maturity of three months or less which represent a minor risk of fluctuations in value.

Adjustments to reconcile cash and bank deposits in the accompanying consolidated balance sheets to cash and cash equivalents in the accompanying consolidated statements of cash flows were as follows:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	1999	2000	**2001**	**2001**
Cash and bank deposits	¥7,617	¥78,347	**¥27,434**	**$221,421**
Bank deposits with a maturity of over three months	—	(10)	**—**	**—**
Cash and cash equivalents	¥7,617	¥78,337	**¥27,434**	**$221,421**

As non-cash financing activity, conversion of convertible bonds were ¥2,950 million ($23,809 thousand) for the year ended March 31, 2001.

3. Loans and Discounted Commercial Notes

The following table shows the composition of loans and discounted commercial notes as of March 31, 2000 and 2001.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Loans on notes	¥268,262	**¥185,759**	**$1,499,270**
Loans on deeds	15,882	**13,010**	**105,004**
Discounted commercial notes	71,488	**104,707**	**845,091**
Total	¥355,632	**¥303,476**	**$2,449,365**

4. Problem Loans

In accordance with the provisions set forth in the Order, problem loans as of March 31, 2000 and 2001 were analyzed as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Loans to borrowers under bankruptcy proceedings	¥ 32,423	**¥ 3,044**	**$ 24,572**
Non-accrual status loans	—	**—**	**—**
Loans past due for three months or longer	49,403	**73,924**	**596,643**
Loans with altered lending conditions	18,969	**18,992**	**153,283**
	¥100,795	**¥95,960**	**$774,498**

The balances in the above table, other than loans to borrowers under bankruptcy proceedings, are included in loans and discounted commercial notes in the accompanying consolidated balance sheets.

Each item of the above table is defined in the Order as follows:

1. Loans to borrowers under bankruptcy proceedings: Loans fallen within the purview of certain articles of the Implementation Ordinances for the Corporation Tax Law (Government Ordinance No. 97, 1965) of such loans expected not to be recovered from either customers or the relevant guarantors.
2. Non-accrual status loans: Loans expected not to be recovered from either customers or the relevant guarantors other than those categorized as loans to borrowers under bankruptcy proceedings.
3. Loans past due for three months or longer: Loans of which collection of either principal or interest is outstanding for three months or longer after the payment dates stipulated in the relevant loan contract other than those falling in the above two categories.

4. Loan with altered lending conditions: Loans for which more favorable terms and conditions, including reduction of principal and/or interest, are given to lenders or guarantors for the purpose of providing assistance to rehabilitation of their business other than those falling in the above three categories.

5. Deposits

Deposits are maintained due mainly to securitization of discounted commercial notes and secured loans on notes.

6. Notes Receivable

Interest income, guarantee commissions and other commissions relating to loans on notes were received in cash until the year ended March 31, 1998. During the following year the form of receipt was changed from cash to promissory notes or post-dated checks.

7. Allowance for Doubtful Accounts

Credit loss experience and allowance for doubtful accounts provided for the years ended March 31, 2000 and 2001 were summarized as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Balance at beginning	¥59,547	**¥77,788**	**$627,830**
Write-off against the allowance	(22,607)	**(72,712)**	**(586,858)**
Provision for allowance for doubtful accounts	40,848	**57,747**	**466,075**
Balance at end	¥77,788	**¥62,823**	**$507,047**

8. Marketable Securities and Investments in Securities

Marketable securities and investments in securities as of March 31, 2000, consisted of the following:

	Millions of yen
	2000
Marketable securities:	
Listed corporate shares	¥ 531
Certificate of investment trust fund	52
	¥ 583
Investments in securities:	
Listed and over-the-counter traded corporate shares	¥3,049
Unlisted corporate shares	6
	¥3,055

Market value information on marketable securities and investments in securities held as of March 31, 2000, was summarized as follows:

	Millions of yen		
	2000		
	Book Value	Market Value	Unrealized Gain (Loss)
Marketable securities:			
Listed corporate shares	¥ 531	¥ 726	¥ 195
Certificate of investment trust fund	52	89	37
	¥ 583	¥ 815	¥ 232
Investments in securities:			
Listed and over-the-counter traded corporate shares	¥3,049	¥5,754	¥2,705

All securities held by the Company as of March 31, 2001, are treated as other securities. Other securities with market value as of March 31, 2001, are summarized as follows:

	Millions of yen			
	2001			
	Cost*	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	**¥3,534**	**¥2,284**	**¥ 370**	**¥5,448**
Bonds	—	—	—	—
Other	**152**	**4**	**9**	**147**
Total	**¥ 3,686**	**¥2,288**	**¥ 379**	**¥5,595**

	Thousands of U.S. dollars (Note 1)			
	2001			
	Cost*	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	**$28,519**	**$18,440**	**$2,987**	**$43,972**
Bonds	—	—	—	—
Other	**1,230**	**35**	**76**	**1,189**
Total	**$29,749**	**$18,475**	**$3,063**	**$45,161**

*Book value as of March 31, 2000 or acquisition cost if acquired during the year

In addition to the above other securities, other securities with non-market value are ¥5 million ($43 thousand) as of March 31, 2001.

9. Short-term Debt and Long-term Debt

Short-term borrowing included in short-term debt as of March 31, 2000 and 2001 was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Banks	¥ 69,590	**¥13,190**	**$106,457**
Insurance companies	1,000	—	—
Finance and lease companies	2,775	—	—
Securitization of loans on notes and discounted commercial notes	44,950	**16,980**	**137,046**
Other	6,000	—	—
Total	¥124,315	**¥30,170**	**$243,503**

Maximum and average month-end balances outstanding for the years ended March 31, 2000 and 2001, with respect to short-term debt were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Maximum month-end balance	¥229,586	**¥102,775**	**$829,500**
Average month-end balance	198,532	**70,239**	**566,901**

Interest rates ranged from 1.88 per cent to 2.88 per cent as of March 31, 2001.

Long-term debt as of March 31, 2000 and 2001 was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Loans from banks and other financial institutions (interest rates ranging from 0.94% to 3.60% as of March 31, 2001)	¥ 80,861	**¥ 37,464**	**$ 302,379**
Securitization of discounted commercial notes	—	**40,000**	**322,841**
3.4% secured bonds, due August 2003	800	**800**	**6,457**
Unsecured bonds, due March 2001 with prime interest rate plus 0.75%	5,000	**—**	**—**
1.75% unsecured convertible bonds, due March 2014	49,980	**34,980**	**282,324**
2.0% secured bonds, due July 2004	1,000	**1,000**	**8,071**
2.5% unsecured bonds, due August 2003	13,700	**12,700**	**102,502**
2.96% unsecured bonds, due August 2004	9,300	**8,600**	**69,411**
0.875% unsecured convertible bonds, due March 2005	—	**21,550**	**173,931**
	160,641	**157,094**	**1,267,916**
Less: current portion of long-term debt	(46,906)	**(21,996)**	**(177,533)**
	¥113,735	**¥135,098**	**$1,090,383**

Other than those appearing in the above table, an unsecured bond was issued and redeemed during the year ended March 31, 2001 in the aggregate principal amount of ¥3,600 million ($29,056 thousand).

The aggregate annual maturities of long-term debt as of March 31, 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2001	**2001**
April 1, 2001 through March 31, 2002	**¥ 21,996**	**$ 177,533**
April 1, 2002 through March 31, 2003	**10,226**	**82,538**
April 1, 2003 through March 31, 2004	**15,325**	**123,687**
April 1, 2004 through March 31, 2005	**73,387**	**592,309**
April 1, 2005 through March 31, 2006	**348**	**2,809**
April 1, 2006 and thereafter	**35,812**	**289,040**
	¥157,094	**$1,267,916**

The conversion price per share of 1.75 per cent unsecured convertible bonds, due March 2014 is ¥7,636 ($62) as of March 31, 2001.

The conversion price per share of 0.875 per cent unsecured convertible bonds, due March 2005 is ¥888 ($7) as of March 31, 2001.

As of March 31, 2000 and 2001, the following assets were pledged as collateral for short-term debt and long-term debt:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Bank deposits	¥ 6,582	**¥ 7,880**	**$ 63,602**
Discounted commercial notes	59,606	**88,558**	**714,751**
Notes received for loans on notes	133,789	**43,599**	**351,891**
Marketable securities	511	**—**	**—**
Buildings	13,775	**11,939**	**96,357**
Land	26,980	**23,907**	**192,955**
Investments in securities	2,489	**4,219**	**34,055**
Total	¥243,732	**¥180,102**	**$1,453,611**

As of March 31, 2000 and 2001, the liabilities to which the above assets are collateralized were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Short-term debt	¥100,940	**¥30,170**	**$243,503**
Current portion of long-term debt	30,868	**20,503**	**165,483**
Long-term debt	33,803	**54,520**	**440,027**
Total	¥165,611	**¥105,193**	**$849,013**

In addition to the above liabilities shown below are those to which provision of collateral is reserved:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Liabilities			
Current portion of long-term debt	¥1,884	**¥ 644**	**$ 5,198**
Long-term debt	2,384	**1,740**	**14,043**
Total	¥4,268	**¥2,384**	**$19,241**

As of March 31, 2000, the company had committed to provide loans on notes and discounted commercial notes in respect of its customers to the lenders of certain short-term debt for securing the repayment of such debt upon their request.

The discretion of the Company's use of the following assets would be restricted upon the occurrence of certain events in conjunction with the securitization of loans on notes and discounted commercial notes:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Current assets			
Deposits	¥11,370	**¥11,843**	**$95,584**
Other current assets	21,097	—	—
Investments and other assets			
Other assets	1,164	—	—
Total	¥33,631	**¥11,843**	**$95,584**

10. Retirement Benefit Plan

The Company and its subsidiary have the approved pension scheme as defined benefit plan.

The reserve for retirement benefits as of March 31, 2001 is analyzed as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2001	**2001**
Retirement benefit obligation		
Plan assets	**¥(536)**	**$(4,326)**
Reserved for retirement benefits (included in "other non-current liabilities")	**514**	**4,148**
	¥ (22)	**$ (178)**

Retirement benefit cost related to the retirement benefits for the year ended March 31, 2001 was as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2001	**2001**
Service cost	**¥104**	**$ 842**
Interest cost	**16**	**126**
Expected return on plan assets	**(17)**	**(138)**
Amortization of cumulative effect upon transition	**(49)**	**(396)**
Amortization of actuarial difference	**113**	**912**
Retirement benefit cost	**¥167**	**$1,346**

Assumptions used in calculation of the above information were as follows:

	2001
Discount rate	3.0%
Expected rate of return on pension plan assets	3.0%
Method of attribution benefits to years of service	straight-line basis
Amortization years of actuarial difference	one year
Amortization years of cumulative effect upon transition	one year

11.Income Taxes

The company and its subsidiary are subject to a number of different taxes based on income, which in the aggregate indicate an effective statutory tax rate of approximately 41 per cent for the year ended March 31, 2000 and 2001.

Deferred tax assets have been recorded in the accompanying balance sheets, which are analyzed as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Deferred tax assets:			
Allowance for doubtful accounts	¥ 7,591	**¥14,113**	**$113,906**
Accrued income	7,452	**13,119**	**105,884**
Tax loss carryforwards	11	**12,189**	**98,373**
Deferred income	5,349	**981**	**7,913**
Loan losses	973	**972**	**7,848**
Other	3,008	**1,091**	**8,809**
Gross deferred tax assets	24,384	**42,465**	**342,733**
Less: Valuation allowance	(14,660)	**(27,661)**	**(223,251)**
Total deferred tax assets	9,724	**14,804**	**119,482**
Deferred tax liabilities:			
Unrealized gains on other securities	—	**(791)**	**(6,382)**
Total deferred tax liabilities	—	**(791)**	**(6,382)**
Net deferred tax assets	¥ 9,724	**¥14,013**	**$113,100**

12. Lease Transactions

The aggregate future lease payments relating to financing leases, which do not transfer ownership of leased properties to the lessee, as of March 31, 2000 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Due within one year	¥ 672	**¥241**	**$1,943**
Due after one year	402	**240**	**1,941**
	¥1,074	**¥481**	**$3,884**

A summary of the leased properties under the above leases as of March 31, 2000 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Furniture and fixtures			
Cost	¥3,499	**¥2,757**	**$22,253**
Less: Accumulated depreciation	(2,425)	**(2,276)**	**(18,369)**
	¥1,074	**¥ 481**	**$ 3,884**

The amounts of lease rental charged to income were ¥841 million and ¥688 million ($5,550 thousand) for the years ended March 31, 2000 and 2001, respectively.

The depreciation expense is computed by the straight-line method over the terms of the related leases.

13. Contingent Liabilities

Nichiei was not contingently liable for any guarantees of loans as of March 31, 2000 and 2001.

14. Shareholders' Equity

The Japanese Commercial Code provides that an amount equal to at least 10 per cent of cash dividends and other appropriations of retained earnings, paid out with respect to each financial period as well as the amount of 10 per cent of interim cash dividends described below, be set aside in legal reserve until such reserve equals 25 per cent of the amount of stated capital. This reserve may be transferred to stated capital by a resolution of the board of directors or used to reduce a deficit by shareholders' resolution, but it is not available for dividend payment. The balances of the reserve as of March 31, 2000 and 2001 were ¥2,387 million and ¥2,637 million ($21,284 thousand), respectively.

Under the Japanese Commercial Code, the entire amount of the issue price of new shares is required to be accounted for as common stock although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of such new shares as additional paid-in capital. Also, the portion of the issue price of new shares accounted for as common stock in excess of the par value of such new shares may be distributed, by resolution of the board of directors, in the form of free share distributions (stock splits) to shareholders.

On June 29, 2000, the shareholders' meeting of the Company approved a stock repurchase plan against retained earnings. Under the plan, the Company was authorized to repurchase, subject to the approval of the Board of Directors, up to 6,000 thousand shares of its common stock without a time limitation. In accordance with these plans, the Company repurchased shares totaling 1,519 thousand during the year ended March 31, 2001.

The result of repurchases reduced retained earnings for the years ended March 31, 2001 by ¥1,141 million ($9,211 thousand). As of March 31, 2001, the Company unused authorized shares for the repurchase of shares of common stock under policy were 4,481 thousand shares, not consistent with treasury stock in balance sheet.

On June 29, 2000, the shareholders' meeting of the Company approved a stock repurchase plan against additional paid-in capital. Under the plan, the Company was authorized to repurchase, subject to the approval of the Board of Directors, up to 6,000 thousand shares at the purchase cost of less than ¥30,000 million of its common stock without a time limitation. As of March 31, 2001, the company did not do repurchase under this plan.

15. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the two years ended March 31, 2000 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Personnel expenses	¥14,146	**¥11,858**	**$ 95,704**
Provision for allowance for doubtful accounts and loan losses	49,365	**70,148**	**566,169**
Advertising expenses	3,101	**489**	**3,945**
Other	14,544	**13,899**	**112,183**
Total	¥81,156	**¥96,394**	**$778,001**

16. Derivative Financial Instruments

The Company enters into interest rate contracts to manage its exposure to changes in financing interest rates. The Company enters into interest rate swap agreements to manage the fixed/floating interest rate mix of its debt portfolio to reduce the aggregate risk of interest rate movements. The accrued receivable or payable thereto is included in other current assets or other current liabilities. Also the Company pays premiums for interest rate cap agreements to protect the Company from rising interest rates on its floating-rate debt. The Company entered into the cap agreements for the purpose of offsetting the adverse effects expected from cap agreements purchased previously for the years ended March 31, 1999. There is no market risk of loss beyond the net of carrying amounts of cap agreements purchased or written. The premium is amortized over the life of the caps. The unamortized premium of the interest rate cap agreement was included in other current assets, other assets and other current liabilities. The notional amount, fair value and unrealized gain/(loss) of interest rate swap agreements and interest rate cap agreements as of March 31, 2000 and 2001 were as follows.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2000	**2001**	**2001**
Interest rate swap agreements			
Notional amount	¥59,670	**¥50,000**	**$403,551**
Fair value	(2,200)	**(3,360)**	**(27,121)**
Interest rate cap agreements			
(purchased)			
Notional amount	73,000	**53,000**	**427,764**
Fair value	187	**29**	**237**
Unrealized gain/(loss)	(869)	**(459)**	**(3,708)**
(written)			
Notional amount	60,000	**40,000**	**322,841**
Fair value	0	**0**	**0**
Unrealized gain/(loss)	535	**52**	**416**

Fair values of interest rate swap agreements and interest rate cap agreements were based on the amounts quoted from dealers.

17. Segment Information

Nichiei mainly provides financial services such as providing business loans, discounts of commercial notes and loan guarantees to respond to the various needs of small and medium-sized companies. The processes of those financial service operations from credit assessment to collection are identical. Therefore, Nichiei recognizes all financial operations as a single sector to be segmented in one industry, although the consolidated statements of income disclose revenues by type of finances. Revenues, operating income and assets employed in this segment are more than 90 per cent of all segmentation aspects of the Nichiei operation.

18.Transactions and Balances with Related Parties

As of March 31, 2000 and 2001, the transactions and the balances of the Company with officers of the Company or related parties were as follows:

		Transactions made for the year ended March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name	Description of transaction	2000	**2001**	**2001**
Kazuo Matsuda	Real estate rent paid	¥78	**¥74**	**$600**
Kazuo Matsuda	Real estate deposit paid	41	—	—

		Balances as of March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name	Description of balance	2000	**2001**	**2001**
Kazuo Matsuda	Other current assets	¥ 7	**¥ 6**	**$ 48**
Kazuo Matsuda	Other assets	46	**46**	**371**

As of March 31, 2000 and 2001, the transactions and the balances of the Company with companies owned by the officers of the Company or their relations were as follows:

		Transactions made for the year ended March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name	Description of transaction	2000	**2001**	**2001**
Matsuda Kankou	Real estate rent received	¥ 2	**¥ 7**	**$ 60**
Matsuda Kankou	Borrowing and repayment	—	**1,050**	**8,475**
Matsuda Kankou	Payment of interest on borrowing	—	**20**	**159**
Matsuda Kankou	Payment of real estate management commission	—	**16**	**127**
Matsuda Enterprise	Borrowing and repayment	—	**1,200**	**9,685**
Matsuda Enterprise	Payments of interest on borrowing	—	**22**	**181**
Ohkei Finance	Real estate rent received	6	**9**	**72**
Ohkei Finance	Repayment of borrowing	6,000	—	—
Ohkei Finance	Borrowing and repayment	—	**5,700**	**46,005**
Ohkei Finance	Payment of interest on borrowing	4	**42**	**338**
Ohkei Finance	Return of real estate deposit received	2	—	—
Ohkei Finance	Receive of real estate deposit received	—	**2**	**18**

		Balances as of March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name	Description of balance	2000	**2001**	**2001**
Matsuda Kankou	Deferred revenues	¥0	**¥1**	**$ 9**
Ohkei Finance	Deferred revenues	—	**2**	**13**
Ohkei Finance	Other non-current liabilities	—	**2**	**18**

19.Subsequent Events

The appropriations of retained earnings in respect of the year ended March 31, 2001 proposed by the Company's Board of Directors and approved by the shareholders' meeting held on June 28, 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2001	**2001**
Cash dividends (¥10 per share)	**¥679**	**$5,477**

The meeting of the Board of Directors held on April 18, 2001 and May 18, 2001 approved securitization of loans on notes. This securitization is financed up to ¥10 billion ($80 million), respectively.

Owing to conversion of 0.875 per cent unsecured convertible bonds, due March 2005, 9,752 thousand shares of common stock were issued from April 1, 2001 to June 20, 2001.

Report of Independent Accountants

The Board of Directors
Nichiei Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nichiei Co., Ltd. and its subsidiary as of March 31, 2000 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, all expressed in Japanese Yen. Our audits were made in accordance with auditing standards, generally accepted in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Nichiei Co., Ltd. and its subsidiary as of March 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan applied on a consistent basis.

As described in Note 2, effective for the year ended March 31, 2001, Nichiei Co., Ltd. and its subsidiary have adopted new Japanese accounting standards for financial instruments, and retirement benefits.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the readers, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Kyoto, Japan
June 28, 2001

Notice to Readers:

The accompanying consolidated financial statements are not intended to present the consolidated financial positions and results of their operations and their cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices used to audit such financial statements are those generally accepted and applied in Japan.